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03050459

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Quantum Minerals

*CURRENT ADDRESS

**FORMER NAME


PROCESSED

**NEW ADDRESS

MAY 08 2003

THOMSON FINANCIAL

FILE NO. 82- 4461 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/7/03

82-4461

First Quantum Minerals Ltd.

AR/S
12-31-02

Consolidated Financial Statements
December 31, 2002 (13 months) and
November 30, 2001
(expressed in thousands of U.S. dollars,
except where indicated)

Management's Responsibility for Financial Reporting

The consolidated financial statements of First Quantum Minerals Ltd. and the information contained in the annual report have been prepared by and are the responsibility of the company's management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and reconciled to United States GAAP and, where appropriate, reflect management's best estimates and judgements based on currently available information.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the company's assets are safeguarded, transactions are authorized and financial information is reliable.

The company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

"G. Clive Newall" "Martin R. Rowley"

G. Clive Newall
President

Martin R. Rowley
Chief Financial Officer

March 5, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
First Quantum Minerals Ltd.

We have audited the consolidated balance sheets of **First Quantum Minerals Ltd.** as at December 31, 2002 and November 30, 2001 and the consolidated statements of loss and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and November 30, 2001 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C.
March 5, 2003

First Quantum Minerals Ltd.

Consolidated Balance Sheets

(expressed in thousands of U.S. dollars, except where indicated)

	December 31, 2002 $	November 30, 2001 $
Assets		
Current assets		
Cash and cash equivalents	8,180	9,836
Accounts receivable and prepaid expenses	3,217	13,767
Inventory (note 6)	11,864	25,904
	23,261	49,507
Deferred financing fees	135	160
Management fees receivable (note 4)	-	2,847
Investments (note 7)	12,278	2,314
Exploration properties (note 8)	994	242
Property, plant and equipment (note 9)	61,156	99,654
	97,824	154,724
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	11,828	29,941
Current portion of long-term debt (note 10)	6,020	15,596
Current portion of Carlisa provisions (note 12)	-	2,551
	17,848	48,088
Long-term debt (note 10)	20,139	28,910
Deferred revenue (note 4)	-	850
Future income tax liability (note 11)	3,373	5,064
Environmental and closure provisions (note 12)	747	23,144
	42,107	106,056
Minority interests (note 5)	2,190	2,323
	44,297	108,379
Shareholders' Equity		
Equity accounts (note 13)	88,161	77,188
Deficit	(34,634)	(30,843)
	53,527	46,345
	97,824	154,724

Subsequent events (note 21)

Approved by the Board of Directors

"G. Clive Newall" Director "Martin R. Rowley" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Loss and Deficit

(expressed in thousands of U.S. dollars, except where indicated)

	13 months ended December 31, 2002 $	Year ended November 30, 2001 $
Revenues		
Owned operations		
Copper	17,032	15,028
Acid	12,809	9,521
Other	247	450
Carlisa-related revenues (note 4)	21,254	113,103
	51,342	138,102
Costs and expenses		
Cost of sales	46,897	123,489
Depletion and amortization	5,037	12,368
Exploration	237	617
Foreign exchange (gain) loss	(522)	727
General and administrative	2,933	2,135
Interest and financing fees on long-term debt	2,240	6,307
Writedown of assets (notes 8 and 9)	-	10,369
	56,822	156,012
Loss before income taxes, minority interest and equity earnings	(5,480)	(17,910)
Current income taxes (note 11)	234	7
Future income taxes (recovery) (note 11)	(1,691)	3,537
Minority interest (note 4)	240	450
Equity (loss) earnings (note 7)	(8)	29
Loss for the period	(3,791)	(20,975)
Deficit - Beginning of period	(30,843)	(9,868)
Deficit - End of period	(34,634)	(30,843)
Loss per share		
Basic and diluted	(0.09)	(0.58)

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of U.S. dollars, except where indicated)

	13 months ended December 31, 2002 $	Year ended November 30, 2001 $
Cash flows from operating activities		
Loss for the period	(3,791)	(20,975)
Items not affecting cash		
Management fees (note 4)	-	(1,854)
Minority interest	(240)	(450)
Depletion and amortization	5,037	12,368
Environmental and closure provisions (note 12)	747	-
Amortization of financing fees on long-term debt	25	1,043
Equity loss (earnings)	8	(29)
Net recognition of deferred revenue	(793)	(106)
Writedown of assets	-	10,369
Accrued interest on deferred liability	74	746
Future income tax (recovery) expense	(1,691)	3,537
	(624)	4,649
Change in non-cash operating working capital		
(Increase) decrease in receivables and prepaid expenses	(5,432)	2,827
Increase in inventory	(5,984)	(8,660)
Increase in accounts payable and accrued liabilities	7,967	7,724
	(4,073)	6,540
Cash flows from financing activities		
Proceeds from long-term debt	25,742	22,797
Repayments of principal on long-term debt	(14,721)	(30,568)
Payments for deferred financing fees	-	(221)
Net proceeds from issue of common shares and warrants	11,136	31,422
	22,157	23,430
Cash flows from investing activities		
Payments to acquire property, plant and equipment	(27,085)	(22,605)
Net change in cash attributable to Carlisa dilution (note 4)	8,481	-
Payments for exploration of mineral properties	(885)	-
Net purchase of investments	(251)	(124)
	(19,740)	(22,729)
(Decrease) increase in cash and cash equivalents	(1,656)	7,241
Cash and cash equivalents - Beginning of period	9,836	2,595
Cash and cash equivalents - End of period	8,180	9,836

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in thousands of U.S. dollars, except where indicated)

1 Nature of operations

First Quantum Minerals Ltd. (the company or FQM) is engaged principally in the production of copper, and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia and the Democratic Republic of Congo (DRC).

The company's cash flow and profitability are affected by the market price of copper and acid, operating costs and exploration and development activity costs. The recoverability of the amounts shown in the consolidated balance sheets for deferred exploration and acquisition costs and property, plant and equipment is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, and the political and economic conditions in the African countries involved.

2 Changes in accounting method

Fiscal year-end

The company has changed its fiscal year-end for financial reporting purposes to December 31. The financial information that is presented for the current period is therefore for a 13-month period from December 1, 2001 to December 31, 2002.

Principles of consolidation

As explained in note 4, effective from March 1, 2002, the company no longer proportionately consolidates its interest in Carlisa Investment Corp. (Carlisa). Certain items have been reclassified to conform to current period disclosure and to highlight amounts relating to Carlisa.

3 Significant accounting policies

Accounting principles and currency

These financial statements are expressed in thousands of United States (U.S.) dollars, except where indicated. All references to dollars ($) are to thousands of U.S. dollars unless otherwise noted. Cdn. $ refers to Canadian dollars and Aus. $ refers to Australian dollars.

Principles of consolidation

Up until March 1, 2002, the company had proportionately consolidated its 49% interest in Carlisa, which holds a 90% interest in Mopani Copper Mines PLC (Mopani) (note 4). From March 1, 2002, the company cost accounts for its investment in Carlisa. The company consolidates its 100% interest in the Bwana Mkubwa Copper Mine (Bwana) in Zambia, its 100% interest in Compagnie Minera De Sakania SPRL (Comisa) in the DRC, its 80% interest in Kansanshi Mining Plc (formerly Cyprus Amax Kansanshi Plc) (Kansanshi) in Zambia (note 5), its 95% interest in the Connemara Gold Mine (Connemara) in Zimbabwe, and its 100% interest in FQM Zambia.

(expressed in thousands of U.S. dollars, except where indicated)

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Realization of the company's assets is subject to risks and uncertainties, including reserve estimation; future copper, cobalt, sulphuric acid and gold prices; estimated costs of future production; changes in government legislation and regulations; and the availability of financing and various operational factors.

Foreign currency translation

The company's foreign currency transactions are translated into U.S. dollars at the rate of exchange in effect during the period, and any corresponding gains and losses are included in the determination of operating results.

The company's foreign operations are considered to be integrated and, accordingly, have been translated using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange in effect during the quarter in which they occur, except for depletion and amortization of plant, property and equipment, which are translated at the same exchange rates as the assets to which they relate. Gains or losses on the translation of monetary items are included in the consolidated statements of loss and deficit.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term deposits with initial maturities of less than three months.

Inventory

Product inventories comprise ore in stockpiles, acid and copper work-in-progress and finished product, which are all valued at the lower of average cost and net realizable value. Consumable stores are valued at the lower of purchase cost and replacement cost.

Investments

The company's investment in Carlisa is accounted for under the cost method from March 1, 2002 (note 4).

The company's investment in Anvil Mining NL (Anvil) is accounted for using the equity method as the company believes that it has the ability and the intention to exercise significant influence over Anvil. Using the equity method, the investment is initially recorded at cost and the carrying value adjusted to reflect the company's pro rata share of earnings or losses. The excess of the cost over the related underlying equity in the net assets of Anvil, at the time of transition from the cost method to the equity method is considered to relate to Anvil's mineral properties and will be amortized over their life. Investments also reflect any amount written off for an impairment in value that is considered to be other than temporary.

(expressed in thousands of U.S. dollars, except where indicated)

Mineral properties and deferred exploration costs

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. No costs are deferred on a mineral property that is considered to have an impairment in value.

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves within existing mine operations, are deferred and depleted on a units-of-production basis over proven and probable reserves.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its projects.

Management regularly reviews the net carrying value of mineral properties and deferred exploration costs. Where information is available and conditions suggest impairment, estimated future net cash flows for each project are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each project would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

Environmental provisions

Expenditures related to ongoing environmental and reclamation activities are expensed as incurred, unless previously accrued. Environmental, reclamation and closure costs are estimated when reasonably determinable, based on current regulatory requirements and are provided for over the estimated life of the ore body on a units-of-production basis.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depletion and amortization. Costs recorded for plants under construction include all expenditures incurred in connection with the development and construction of the plants. Interest and financing costs that relate to the project and are incurred during the construction period are capitalized. No amortization is recorded until the plants are operational. Where relevant, the company has provided for residual values on certain plant and equipment.

(expressed in thousands of U.S. dollars, except where indicated)

The company provides for amortization on the following basis:

Units-of-production	Mineral properties, other plant and equipment
10% - 30% straight-line/declining balance	Motor vehicles and office equipment
12.5% straight-line	Acid plants

Deferred financing fees

Costs incurred to obtain long-term debt are deferred and amortized over the terms of the underlying debt.

Revenue recognition

All copper production is subject to long-term contracts for sale and revenue is recognized upon despatch to customers when title passes and collectibility is reasonably assured. Acid revenue is recorded when a sales agreement has been entered into, when the acid has been transported, when title has passed to the customer and when collectibility is reasonably assured.

Derivative instruments and hedging activities

Derivative financial instruments and hedges are utilized to manage foreign currency, interest rate and commodity price exposures. The company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

The company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific items or events, and assessing the effectiveness of the derivatives.

As required, copper options are utilized to hedge the prices obtained. Any premiums received are recorded as a liability and changes in the fair value of the liability are recognized currently in income.

From time to time, the company enters into hedges of its foreign currency exposures on foreign currency denominated contracts by entering into offsetting forward exchange contracts, when it is deemed appropriate.

Foreign exchange translation gains and losses on derivative financial instruments used to hedge long-term debt are accrued and offset against the respective translation losses and gains on the underlying long-term debt. Any premiums received or paid to hedge long-term debt are amortized over the life of the debt.

The company also enters into interest rate hedges to reduce the impact of fluctuating interest rates on its debt. These hedges may require the payment of a premium to obtain protection against increases in interest rates.

The company designates its interest rate hedge agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate hedge.

Realized and unrealized gains or losses associated with derivative instruments that have been terminated or cease to be effective prior to maturity are deferred and recognized in income in the period in which the underlying hedged transaction is recognized.

(expressed in thousands of U.S. dollars, except where indicated)

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method whereby all options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

Stock-based compensation

Effective December 1, 2001, the company adopted the new Canadian Institute of Chartered Accountants (CICA) standard for accounting for stock-based compensation. As permitted by the standard, the company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.

4 Carlisa Joint Venture

Dilution of interest in Carlisa

From April 1, 2000, the company had a 49% joint venture interest in Carlisa which owns 90% of Mopani. Commencing in December 2001, the company elected to begin diluting its interest in Carlisa down to an eventual 18.79%. In February 2002 as a result of the dilution, the company agreed to reduce its representation on Mopani's Board of Directors. Accordingly, the company no longer exercises joint control or significant influence over Carlisa and therefore no longer consolidates its investment and accounts for its investment on a cost basis.

Certain items in these financial statements have been reclassified to conform to current period disclosure and to highlight amounts related to Carlisa.

Reconciliation of Carlisa investment

The company now records its investment in Carlisa at its effective cost as at March 1, 2002, which comprises the following:

	$
Initial cost of investment (a)	9,938
Working capital loan (b)	2,450
Management fees receivable (c)	5,582
Proportionately consolidated losses of Mopani:	
April 1, 2000 to November 30, 2001	(3,894)
December 1, 2001 to February 28, 2002	(4,554)
Carrying cost of Carlisa investment	9,522

(expressed in thousands of U.S. dollars, except where indicated)

a) Initial cost of investment

The company's original investment in Carlisa was $9,569, which was previously eliminated on consolidation. The company had also capitalized costs of $369 which had previously been recorded as property, plant and equipment.

b) Working capital loan

Carlisa had previously supplied a $9,800 working capital standby loan to Mopani. The company provided $2,450 of this amount directly and borrowed the remaining $7,350 from Glencore International AG (Glencore), the joint venture partner in Carlisa. The loan from Glencore was settled by including it in the calculation to dilute the company's interest in Carlisa.

c) Management fees receivable

Effective December 1, 2001, the management fees the company charged to Mopani ceased. The outstanding management fees remain payable and effectively represent part of the company's investment in Carlisa. As a result of the change in accounting treatment, the company has accounted for 100% of the management fees. The company had previously only recognized 51% of these management fees or $2,847 as at November 30, 2001.

Proportionately consolidated Carlisa

The company's previous 49% share of Carlisa had been proportionately consolidated and is summarized below. The figures presented for December 31, 2002 relate only to direct Carlisa revenues and expenses that were proportionately consolidated up to February 28, 2002:

	December 31, 2002 $	November 30, 2001 $
Current assets	-	34,512
Current liabilities	-	(45,657)
Long-term assets	-	60,138
Long-term liabilities	-	(52,754)
Minority interest	-	(133)
Net liability	-	(3,894)
Revenue	20,731	110,948
Costs and expenses	25,525	119,933
Loss before minority interest	(4,794)	(8,985)
Minority interest	240	450
Loss after minority interest	(4,554)	(8,535)

(expressed in thousands of U.S. dollars, except where indicated)

5 Acquisition of Kansanshi

On August 15, 2001, the company purchased an effective 80% interest in Kansanshi, which has the mining rights to the Kansanshi Copper Deposit in Zambia.

The details of the acquisition are as follows:

	$
Net assets acquired at fair values	
Non-cash working capital	(5,745)
Minority interest	(2,169)
Property, plant and equipment	11,166
	3,252
Financed by	
Cash consideration	32
Consulting fee	1,220
Payable to ZCCM	2,000
	3,252

The acquisition was financed by the net payment of $32 and the assumption of debt of $5,394 which was subsequently repaid by cash of $2,450 and issuance of 1,400,000 FQM shares. The company also assumed a liability of $2,000 (subsequently paid).

Contingent consideration

On January 10, 2003, the company conditionally agreed to proceed with development, and consistent with the terms of the development agreement agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April and July 2004. If the company agrees to proceed unconditionally then the outstanding balance of the $4,000 becomes due and payable.

In addition, upon commercial production, the company agreed to pay $25,000 less an amount equal to the market value at that time of 1,400,000 common shares of the company. The company may elect to settle half of this outstanding amount in common shares of the company.

(expressed in thousands of U.S. dollars, except where indicated)

6 Inventory

	December 31, 2002 $	November 30, 2001 $
Ore in stockpiles	9,061	2,331
Work-in-progress	295	236
Finished product	64	-
Product inventory	9,420	2,567
Consumable stores	2,444	1,387
	11,864	3,954
Carlisa inventory (note 4)	-	21,950
	11,864	25,904

7 Investments

	December 31, 2002 $	November 30, 2001 $
Carlisa (note 4)	9,522	-
Anvil - Shares	2,423	2,265
- Convertible note	333	-
Other	-	49
	12,278	2,314

Anvil

The company holds 31,148,857 shares (2001 - 28,187,857 shares) representing an 18.6% (2001 - 20.2%) interest in Anvil, a public company quoted on the Australian and Berlin Stock Exchanges.

In November 2002, the company agreed to provide a $500 unsecured convertible note facility to Anvil. The note is for a term of 18 months at an interest rate of LIBOR plus 2.5%. The note is convertible into Anvil ordinary shares at a price of Aus. $0.10 per share, with each share issued having an attaching option exercisable at Aus. $0.12 at any time within two years. The convertible note must be redeemed or converted as to one-third of its face value within each six-month period.

During the fourth quarter, the company converted one-third of the face value of its convertible note into 2,961,000 shares of Anvil.

(expressed in thousands of U.S. dollars, except where indicated)

At December 31, 2002, the share price of Anvil was Aus. $0.12 (2001 - Aus. $0.06), which represents a market value of $2,110 (2001 - $776). The company does not believe that there is an other than temporary decline in the value of its investment.

During the period ended December 31, 2002, the company has recognized an equity loss (earnings) for Anvil of $8 (2001 - ($29)).

The company's shares in Anvil are pledged as security for certain other long-term debt (note 10).

8 Exploration properties

	December 31, 2002 $	November 30, 2001 $
DRC	491	133
Zambia	503	109
	994	242

In 2001, the company elected not to proceed with the development of the Kolwezi and Likasi projects in the DRC and wrote off the related costs of $1,278.

(expressed in thousands of U.S. dollars, except where indicated)

9 Property, plant and equipment

			December 31, 2002
	Cost $	Accumulated depletion, amortization, and writedown $	Net $
Bwana [1]			
Land and buildings	4,777	1,638	3,139
Mineral property	12,025	9,363	2,662
Plant and equipment	58,645	21,655	36,990
Work-in-progress	1,218	-	1,218
	76,665	32,656	44,009
Kansanshi			
Land and buildings	481	12	469
Mineral property	10,657	-	10,657
Plant and equipment	23	23	-
Work-in-progress	3,783	-	3,783
	14,944	35	14,909
Comisa			
Land and buildings	12	-	12
Mineral property	1,249	253	996
Plant and equipment	159	26	133
	1,420	279	1,141
Connemara [2]			
Land and buildings	196	196	-
Mineral property	6,524	6,524	-
Plant and equipment	4,013	3,136	877
	10,733	9,856	877
Corporate and other	302	82	220
Total	104,064	42,908	61,156

(1) During 2002, Bwana capitalized interest and finance costs of $633 associated with the expansion of the plant.

(2) Connemara is currently on care and maintenance. During 2001, the political, foreign exchange and personal safety conditions continued to deteriorate in Zimbabwe. As a result, the company needed to reassess the economic viability of Connemara, resulting in a decision to write down the value of assets at Connemara by $9,091 to estimated liquidation values. These conditions have continued throughout 2002.

(expressed in thousands of U.S. dollars, except where indicated)

			November 30, 2001
	Cost $	Accumulated depletion, amortization, and writedown $	Net $
Bwana			
Land and buildings	3,008	1,592	1,416
Mineral property	12,025	8,436	3,589
Plant and equipment	36,248	18,450	17,798
Work-in-progress	2,210	-	2,210
	53,491	28,478	25,013
Kansanshi			
Land and buildings	481	-	481
Mineral property	10,657	-	10,657
Plant and equipment	23	9	14
Work-in-progress	1,047	-	1,047
	12,208	9	12,199
Comisa			
Mineral property	831	111	720
Connemara			
Land and buildings	196	196	-
Mineral property	6,524	6,524	-
Plant and equipment	5,557	4,374	1,183
	12,277	11,094	1,183
Corporate and other	69	38	31
Mopani			
Land and buildings	10,187	758	9,429
Plant and equipment	50,813	4,158	46,655
Work-in-progress	4,424	-	4,424
	65,424	4,916	60,508
Total	144,300	44,646	99,654

(expressed in thousands of U.S. dollars, except where indicated)

10 Long-term debt

	December 31, 2002 $	November 30, 2001 $
Facility		
Standard Chartered Bank (a)	16,492	-
Standard Chartered Bank revolving facility (b)	4,000	-
KBC loan (c)	4,500	10,500
Other	1,167	1,950
Total FQM financing	26,159	12,450
Total Mopani project finance (d)	-	32,056
Total long-term debt	26,159	44,506
Less: Current portion	6,020	15,596
	20,139	28,910

The scheduled future minimum repayments[1] are as follows:

	$
2003	6,020
2004	6,679
2005	6,679
2006	3,172
2007	1,679
Thereafter	1,930
	26,159

[1] The company utilizes its undrawn debt facilities when calculating its scheduled future minimum repayments (e).

a) Standard Chartered Bank

On May 23, 2002, Bwana entered into a long-term debt facility with Standard Chartered Bank. This facility provided funding for the plant expansion at Bwana.

The facility comprises two elements: a term loan facility up to a maximum of $15,000 at LIBOR plus 2.5%; and a Zambian Kwacha denominated facility of ZMK12,500,000,000 (equivalent to approximately $3,000 on drawdown) bearing interest at the base rate for Kwacha in Zambia.

These loans are repayable in monthly instalments of the combined equivalent of approximately $500 commencing November 30, 2002. The company has pledged as security the assets and undertakings of Bwana subject to the pre-existing security provided to KBC.

(expressed in thousands of U.S. dollars, except where indicated)

b) Standard Chartered Bank revolving facility

On October 24, 2002, the company entered into a revolving facility with Standard Chartered Bank. The facility can be drawn up to $4,000 and is used to satisfy additional costs at Bwana and for general corporate purposes. The company has provided a guarantee of this amount in favour of Standard Chartered Bank.

The facility bears interest at LIBOR plus 2.5% and is repayable in March 2003.

c) KBC loan

In July 2001, the KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250 term debt facility to Bwana. The facility is repayable in 19 monthly instalments commencing in July 2001 and has an interest rate of LIBOR plus 2.5% per year. This facility is secured by the assets and rights of Bwana. In January 2002, this facility was extended by $3,750 and is repayable 23 months after July 31, 2001.

d) Mopani project finance

The company previously consolidated its share of the project finance for Mopani, including financing from Glencore (the other joint venture partner in Carlisa), Barclays Bank of Zambia Limited and deferred payments due to ZCCM. The project finance had interest rates between LIBOR plus 3% and 8%.

Undrawn debt facilities

e) European Investment Bank (EIB)

In 2002, Bwana entered into a finance contract with EIB for 14,000,000 Euros (approximately $14,650) for additional project finance on the expansion of Bwana. This facility bears interest at between 3% and 12.5% depending upon the price of copper and is repayable in six equal annual instalments commencing July 2003. As at period-end, this facility remained undrawn.

(expressed in thousands of U.S. dollars, except where indicated)

11 Income taxes

a) The income taxes shown in the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before provision for income taxes due to the following:

	13 months ended December 31, 2002		Year ended November 30, 2001	
	Amount $	%	Amount $	%
Loss before income taxes, minority interest and equity earnings	5,480	100	17,910	100
Income taxes at statutory rates	(2,171)	40	(8,059)	45
Difference in tax rates	926	(17)	2,026	(11)
Changes in tax rates	(1,447)	26	-	-
Non-deductible expenses	478	(8)	1,361	(8)
Tax losses not recognized	590	(11)	8,503	(47)
Temporary differences	167	(3)	(287)	1
Taxation (recovery) expense	(1,457)	27	3,544	(20)
Comprising				
Current income taxes	234		7	
Future income taxes (recovery)	(1,691)		3,537	
	(1,457)		3,544	

b) The company has non-capital loss carry-forwards of $65,340 (2001 - $71,827) that may be available for tax purposes. The losses are in the following countries and expire as follows (expressed in US$):

Expiry date	Canada $	Zambia $	Zimbabwe $
2003	-	1,229	-
2004	-	2,198	-
2005	1,341	9,005	-
2006	1,355	14,834	-
2007	1,983	5,892	-
2008	1,348	457	-
2009	1,382	1,384	1,902
2010	-	20,955	75
	7,409	55,954	1,977

(expressed in thousands of U.S. dollars, except where indicated)

c) The following table sets out changes in the future income tax liability for the current period:

	December 31, 2002 $	November 30, 2001 $
Opening future income tax liability	5,064	1,527
Future income tax (recovery) expense	(1,691)	3,537
	3,373	5,064

The significant components of the company's future income tax liability are as follows:

	December 31, 2002 $	November 30, 2001 $
Future income tax assets		
Operating loss carry-forwards	4,079	2,169
Future income tax liabilities		
Excess of carrying value of resource properties over tax loss	7,452	7,233
Net future income tax liability	3,373	5,064

Subject to restrictions, the company has certain operating losses and exploration and development expenditures available to reduce taxable income of future years. Future tax benefits that may arise as a result of these losses and resource deductions have not been recognized in these consolidated financial statements.

The company has certain non-Canadian non-capital loss carry-forwards which have not been recognized.

d) During the period, the Zambian Government announced that it had reduced the mining tax rate from 35% to 25%. This change in tax rate resulted in a net tax credit of approximately $1,447.

In addition, the calculation of the future income tax liability assumes that the company can maintain its tax losses and taxation base of its assets in U.S. dollars. The company's subsidiaries have filed their returns on this basis. A number of Zambian companies (including FQM's subsidiaries) are currently in negotiations with the Zambian Revenue Authority (ZRA) to resolve this issue. Management is confident that maintaining the tax records in U.S. dollars is the appropriate treatment and therefore has calculated the tax liability on this basis. As of the preparation of these financial statements, this issue was still pending with the ZRA.

(expressed in thousands of U.S. dollars, except where indicated)

12 Environmental and closure provisions

	December 31, 2002 $	November 30, 2001 $
Environmental and closure	747	-
Carlisa provisions (note 4)	-	25,695
	747	25,695

Environmental expenditures

The company's operations have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly from country to country and are not predictable. The company, where possible, has estimated the future environmental costs based on current best practice, these estimates are subject to changes in environmental legislation and the company's ability to accurately forecast the costs associated with closure and site reclamation.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or are capitalized and amortized, depending on their future economic benefits.

At Bwana and Comisa, the company has established a provision for estimated post-closure reclamation costs and is accruing for these costs over the remaining production life of the mine operation. To date, no provision has been made for post-closure reclamation costs at Kansanshi or Connemara as these amounts are not readily determinable due to the lack of environmental legislation and/or studies undertaken that could generate a reasonable estimate of any provisions required.

(expressed in thousands of U.S. dollars, except where indicated)

13 Equity accounts

Authorized

100,000,000 common shares without par value

Issued

	December 31, 2002		November 30, 2001	
	Number of shares	Amount $	Number of shares	Amount $
Balance - Beginning of period	43,040,124	77,188	25,768,537	42,821
Exercise of stock options (note 14)	466,500	309	327,500	227
Assigned value of warrants issued (a)	-	-	-	340
Special warrants issued for cash (note 15)	-	10,664	-	-
Warrants converted to common shares	-	-	1,650,000	928
Shares issued for cash (b)	-	-	13,894,087	29,928
Shares issued for settlement of debt (c)	-	-	1,400,000	2,944
Balance - End of period	43,506,624	88,161	43,040,124	77,188
Weighted average shares outstanding	43,362,680		36,326,740	
Represented by:				
Common shares		74,102		73,793
Special warrants (note 15)		10,664		-
Warrants (note 15)		1,627		2,440
Contributed surplus		1,768		955
		88,161		77,188

a) During the year ended November 30, 2001, two sets of warrants were issued to Canaccord Capital (Europe) Ltd. for services it performed. The first 246,812 warrants were issued in December 2000 and had a fair value of $140. Each warrant was convertible into one common share and expired on December 20, 2001. In June 2001, the company issued another 436,780 warrants with a fair value of $200. These warrants were also convertible into one common share and expired on June 11, 2002.

b) In December 2000, 4,936,258 common shares were issued at Cdn. $3.00 per share. In May 2001, the company issued 222,222 shares at Cdn. $4.50 per share, and in June 2001, the company issued another 8,735,607 shares at Cdn. $4.05 per share. Net proceeds of these offerings after commissions, fees and expenses were $29,928.

c) During the year ended November 30, 2001, 1,400,000 common shares were issued as part of the acquisition of Kansanshi. The shares were issued at a fair value of Cdn. $3.25.

(expressed in thousands of U.S. dollars, except where indicated)

14 Share stock options

The company has a director and employee stock option plan, under which it may grant options to its directors and employees for up to 5,027,107 (2001 - 5,027,107) shares of common stock. The exercise price per share, maximum term and options granted, and the vesting period under the plan are determined by the Board of Directors and the regulators.

	December 31, 2002		November 30, 2001	
Share stock options	**Number of shares**	**Weighted average exercise price Cdn. $**	**Number of shares**	**Weighted average exercise price Cdn. $**
Outstanding - Beginning of period	3,378,500	2.94	2,092,500	1.91
Granted	218,000	3.50	1,713,500	3.81
Exercised	(466,500)	1.03	(327,500)	1.05
Cancelled	(8,000)	3.50	-	-
Lapsed	(480,000)	3.96	(100,000)	2.57
Outstanding - End of period	2,642,000	3.14	3,378,500	2.94

At December 31, 2002, the following share stock options were outstanding:

	Number of shares	Exercise price Cdn. $	Expiry date
	40,000	2.95	February 3, 2003
	33,500	4.00	June 13, 2003
	500,000	0.85	July 21, 2004
	5,000	0.86	August 5, 2004
	23,500	1.30	November 12, 2004
	100,000	1.50	December 15, 2004
	50,000	2.57	August 30, 2005
	1,680,000	3.81	May 22, 2006
	210,000	3.50	September 9, 2007
Outstanding	2,642,000		
Vested and exercisable	1,912,996		

(expressed in thousands of U.S. dollars, except where indicated)

Stock-based compensation pro forma information

As required under CICA 3870, "Stock Based Compensation," the company is required to disclose pro forma earnings information as if the fair value based accounting method had been used.

If the fair value based accounting method were used, the company would have realized a compensation expense of approximately $35. Its pro forma earnings and earnings per share would have been:

	$
Loss as reported	(3,791)
Fair value of options	(35)
Pro forma loss	(3,826)
Pro forma basic and diluted loss per share	(0.09)

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

Risk-free interest rate	4%
Options expected life	3 years
Expected volatility	46%
Expected dividend	nil

Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

15 Share purchase and special warrants

	December 31, 2002		November 30, 2001	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Outstanding - Beginning of period	2,148,289	3.17	4,114,697	2.24
Granted (a)	5,500,000	-	683,592	4.12
Exercised	-	-	(1,650,000)	0.89
Cancelled (b)	(1,148,289)	3.97	(1,000,000)	3.75
Outstanding - End of period	6,500,000	0.35	2,148,289	3.17

(expressed in thousands of U.S. dollars, except where indicated)

A certain number of the warrants outstanding were assigned values when they were issued as consideration for financing arrangements. If these warrants expire unexercised then the assigned value is transferred to contributed surplus. If the warrants are exercised then the assigned value is transferred to common shares.

As at December 31, 2002, the following share purchase warrants were outstanding:

	Number of shares	Exercise price Cdn. $	Expiry/conversion date
Special warrants (a)	5,500,000	-	April 18, 2003
Warrants	1,000,000	2.25	August 13, 2004
	6,500,000		

a) On December 19, 2002, 5,500,000 special warrants were issued at Cdn. $3.25 per special warrant, for net proceeds of $10,664. Each special warrant automatically converts into one common share of the company at no additional cost on April 18, 2003, subject to being qualified. If the company is unable to qualify these special warrants, the company will be required to issue a further 556,066 warrants at no cost.

b) On March 31, 2000, 1,464,697 warrants were issued at a fair value of $1,277 to Glencore Finance as part of the Mopani acquisition. Each warrant was exercisable to acquire one common share of the company at an exercise price of Cdn. $3.75. Of these warrants, 1,000,000 expired on September 30, 2001 and 464,697 expired on March 31, 2002.

16 Segmented information

The company's reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Due to the integrated nature of the operations at Bwana and Comisa, the company has changed the composition of its reportable segments to include a segment which combine, the operations of Bwana and Comisa. The company's operating segments are set out below:

(expressed in thousands of U.S. dollars, except where indicated)

Bwana and Comisa Operations (BCO)

The Bwana plant and the Comisa mine are distinct legal entities and operations but from a management perspective are viewed as an integrated operation, with the Bwana plant processing the ore mined by Comisa. The Bwana plant in Zambia produces grade A copper cathodes from ore in tailings dumps and from Comisa's Lonshi open pit mine in the DRC. In addition, the Bwana plant manufactures sulphuric acid for use in processing the copper and for sale to third parties. All copper sales are sold to Republic House AG under a long-term agreement.

Kansanshi Copper Project (KCP)

The Kansanshi project is located in the Northwest Province of Zambia, approximately 15 kilometres north of Solwezi. The company currently anticipates that initial construction, including civil engineering and some earthworks, could commence in 2003, with commercial production scheduled in 2004.

Carlisa (CAR)

From April 1, 2000 to February 28, 2002, the company proportionately consolidated its investment in Carlisa. From March 1, 2002, the company now cost accounts for this investment (note 4) and therefore does not consolidate any of the results of the Carlisa controlled operations at Mopani.

Carlisa holds a 90% interest in Mopani, which comprises the Mufulira Division and Nkana Division both in Zambia. The Mufulira Division mines, processes, smelts and refines grade A copper cathode directly and on a toll basis. The Nkana Division mines and processes copper and cobalt ores directly and on a toll basis and directly refines the cobalt ores into finished cobalt products.

Corporate Development and Administration (CDA)

The corporate development and administration segment is responsible for evaluating and acquiring new mineral properties, regulatory reporting, corporate administration, and portions of the company's financing. It also holds the investment in Anvil and Connemara in Zimbabwe, which is currently on a care and maintenance basis and was written down in November 2001.

(expressed in thousands of U.S. dollars, except where indicated)

For the 13 months ended December 31, 2002, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	29,841	-	20,628	-	50,469
Interest and other income	64	-	103	706	873
Cost of sales	22,455	-	24,109	333	46,897
Segment gross margin	7,450	-	(3,378)	373	4,445
Depletion and amortization	4,277	-	693	67	5,037
General and administrative	-	-	-	2,933	2,933
Exploration	-	-	-	237	237
Foreign exchange (gain) loss	(357)	-	-	(165)	(522)
Interest and financing fees	1,295	-	723	222	2,240
Segment profit (loss) before the undernoted items	2,235	-	(4,794)	(2,921)	(5,480)
Minority interest	-	-	240	-	240
Equity earnings (loss)	-	-	-	(8)	(8)
Income tax (recovery)	(1,494)	-	-	37	(1,457)
Segment profit (loss) after tax	3,729	-	(4,554)	(2,966)	(3,791)
Property, plant and equipment additions	26,971	2,644	-	176	29,791
Total assets	62,224	15,119	9,522	70,618	157,483
Intercompany balances included in total assets	(249)	-	-	(59,410)	(59,659)
Total consolidated assets	61,975	15,119	9,522	11,208	97,824

Definitions:

BCO - Combined operations of Bwana and Comisa
KCP - Kansanshi Copper Project
CAR - Carlisa Investment which holds the interest in Mopani
CDA - Corporate Development and Administration, includes Connemara

(expressed in thousands of U.S. dollars, except where indicated)

For the year ended November 30, 2001, segmented information is presented as follows:

	BCO $	KCP $	CAR $	CDA $	Total $
Revenues from external customers	24,549	-	110,948	40	135,537
Interest and other income	73	-	301	2,191	2,565
Inter-segment sales (cost of sales)	342	-	(342)	-	-
Cost of sales	13,319	-	109,870	300	123,489
Segment gross margin	11,645	-	1,037	1,931	14,613
Depletion and amortization	8,602	-	3,659	107	12,368
General and administrative	-	-	-	2,135	2,135
Exploration and writedown	-	-	-	10,986	10,986
Foreign exchange (gain) loss	(36)	-	818	(55)	727
Interest and financing fees	970	-	3,764	1,573	6,307
Segment profit (loss) before the undernoted items	2,109	-	(7,204)	(12,815)	(17,910)
Minority interest	-	-	450	-	450
Equity earnings	-	-	-	29	29
Income taxes	3,544	-	-	-	3,544
Segment loss after tax	(1,435)	-	(6,754)	(12,786)	(20,975)
Property, plant and equipment additions	4,771	12,266	16,610	407	34,054
Total assets	31,255	12,266	97,117	74,990	215,628
Intercompany balances included in total assets	(7)	-	-	(60,897)	(60,904)
Total consolidated assets	31,248	12,266	97,117	14,093	154,724

Definitions:

BCO - Combined operations of Bwana and Comisa
KCP - Kansanshi Copper Project
CAR - Carlisa Investment which holds the interest in Mopani
CDA - Corporate Development and Administration, includes Connemara

17 Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses and accounts payable and accrued liabilities, approximate their fair values due to their short-term maturity. The company has determined that it is not practical to assess the fair value of long-term debt. Information on long-term debt is presented in note 10. The company's long-term debt is subject to interest rate risk.

(expressed in thousands of U.S. dollars, except where indicated)

18 Supplemental cash flow information

During the 13 months ended December 31, 2002 and the year ended November 30, 2001, the company conducted non-cash operating, financing and investing activities as follows:

	13 months ended December 31, 2002 $	Year ended November 30, 2001 $
Non-cash operating activities		
Accounts receivable	(15,982)	(857)
Inventory	(20,024)	(111)
Accounts payable	24,541	7,004
Management fee receivable	(2,856)	-
	(14,321)	6,036
Non-cash financing activities		
Debt	31,892	2,000
Minority interest	(159)	2,169
Shares issued for debt	-	2,944
Debt settled through issue of shares	-	(2,944)
	31,733	4,169
Non-cash investing activities		
Property, plant and equipment	(61,811)	(11,055)
Deferred revenue	57	-
Deferred revenue on copper option premiums receivable	-	850
Environmental and closure provisions	28,727	-
Investments	9,522	-
Net Carlisa-related intercompany adjustment	6,093	-
	(17,412)	(10,205)

During the 13 months ended December 31, 2002, the company paid interest of $2,575 (year ended November 30, 2001 - $5,836) and taxes of $262 (year ended November 30, 2001 - $7).

The majority of the 2002 non-cash transactions arise as a result of the change in accounting method for Carlisa (note 4).

(expressed in thousands of U.S. dollars, except where indicated)

19 Hedging and commitments

The company is exposed to fluctuations in metal prices and enters into contracts to hedge or manage a portion of its exposure to the price of copper.

Copper options

The company has agreed to sell all copper production to Republic House AG for a price based on the London Metal Exchange quoted price. In addition, the company has the following options outstanding as at December 31, 2002, with a fair market value of approximately $11.

	Average price per metric tonne $	Maturity date	Deliverable volume per month (metric tonnes)
Copper put options	1,400	January - May 2003	900
Copper call options	1,815	January - May 2003	900

Interest rate hedges

The company has entered into interest rate hedges to establish a maximum rate of LIBOR on the Standard Chartered Bank facility. The following interest rate hedges were in place at period-end:

	Principal $	LIBOR strike range %
2003	5,000	1.45 - 2.95
2004	5,000	2.95
2005	4,167	2.95

20 United States GAAP reconciliation

The United States GAAP reconciliation is included solely for the purpose of the company's Annual Information filing on the Alternative Investment Market (AIM) of the London Stock Exchange. The company is listed on the Toronto Stock Exchange and the AIM and is not a registrant with the United States Securities and Exchange Commission.

The company's financial information is prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The preparation under Canadian GAAP differs in certain significant respects from that under United States GAAP (U.S. GAAP). The following estimates the impact of the principal measurement differences on the consolidated financial statements of those significant differences identified.

(expressed in thousands of U.S. dollars, except where indicated)

a) **Stock-based compensation**

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company's common shares at the date of grant, there is no compensation cost to be recognized by the company. As such, for the period ended December 31, 2002, there are no differences in accounting for stock options.

b) **Deferred exploration**

Under Canadian GAAP, exploration costs can be capitalized. Under U.S. GAAP, exploration costs are expensed until such time as a definitive feasibility study has been completed that supports the capitalization of exploration costs.

c) **Investment carrying values**

Prior to the year ended November 30, 2000, the company accounted for its investment in Anvil at cost less any amounts written off to reflect an impairment in value that is other than temporary. Under U.S. GAAP, the company's investment in Anvil would have been accounted for as available-for-sale and carried at fair value, with any unrealized gains and losses being excluded from earnings and reported in the balance sheet as other comprehensive income. This method gave rise to a difference between Canadian and U.S. GAAP. This difference in accounting treatment has been reflected in an opening adjustment of $1,807 to total shareholders equity under other comprehensive income.

Under Canadian and U.S. GAAP, the company now accounts for its investment in Anvil using the equity method. Included in comprehensive income is the company's share of the unrealized gains and losses arising on available-for-sale securities held by Anvil.

d) **Comprehensive income**

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period; except those resulting from investments by owners and distributions to owners." The comprehensive income statement reconciles the reported net income to the comprehensive income amount.

e) **Cashflows**

Under Canadian GAAP, exploration expenditures are recorded as cash flows used in investing activities. During the period ended December 31, 2002, exploration expenditures of $3,489 (2001 - $(98)) would be reclassified as cash flow used in operating activities.

(expressed in thousands of U.S. dollars, except where indicated)

f) Proportionate consolidation

Under Canadian GAAP, incorporated joint ventures can be proportionately consolidated. Under U.S. GAAP, an incorporated joint venture must be accounted for under the equity method. This difference in accounting does not affect the net earnings but does affect the presentation of the balance sheet, income statement, and cash flow statement. This difference in accounting presentation ceased on March 1, 2002 when the company began to account for its investment in Carlisa on a cost basis.

g) Reconciliation to GAAP

The application of the above described U.S. GAAP would have the following estimated effect on loss, loss per share and total shareholders' equity for U.S. GAAP:

i) Loss

	December 31, 2002 $	November 30, 2001 $
As reported in accordance with Canadian GAAP	(3,791)	(20,975)
U.S. GAAP adjustments		
Deferred exploration (b)	(3,489)	98
Loss under U.S. GAAP	(7,280)	(20,877)
Unrealized gains on securities (c)	22	121
Comprehensive loss under U.S. GAAP	(7,258)	(20,756)

ii) Loss per share

Using loss per U.S. GAAP results in the following loss per share amounts:

	December 31, 2002 $	November 30, 2001 $
Basic and diluted loss per share	(0.17)	(0.57)

(expressed in thousands of U.S. dollars, except where indicated)

iii) Total shareholders' equity

	December 31, 2002 $	November 30, 2001 $
As reported in accordance with Canadian GAAP	53,527	46,345
Cumulative U.S. GAAP adjustments		
Deferred exploration (b)	(4,886)	(1,397)
Unrealized losses on securities (c)	(1,664)	(1,686)
U.S. GAAP shareholders' equity	46,977	43,262

21 Subsequent events

Kansanshi Definitive Feasibility Study (DFS)

On February 18, 2003, the company released the DFS on the Kansanshi copper-gold project. The independently prepared DFS provided for an internal rate of return at 33% and a payback period of 4.2 years based on a capital cost of $164,000 and a copper price of $0.72, over the first 16 years of the project (Phase I). As provided for in the DFS, phase I is projected to produce 722,812 tonnes of copper cathode, 912,525 tonnes of copper concentrate, and cash operating costs after gold credit of approximately $0.38 per pound of copper.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

Period Ended December 31, 2002 Compared to Year ended November 30, 2001

Summary of Financial and Operational Results

The following management discussion and analysis and financial review should be read in conjunction with management's discussion of critical accounting policies, risk factors and comments regarding forwarding looking statements contained at the end of the management discussion and analysis and financial review. The discussion and analysis of the Company's results of operations should be read in conjunction with the consolidated financial statements and related notes. The results are presented in U.S. dollars.

During the year, the Company elected to dilute its interest in Carlisa Investment Corp. ("Carlisa") from 49.0% to 18.8% and agreed to reduce its representation on Mopani's Board of Directors. Accordingly, the Company no longer exercises joint control or significant influence over Carlisa and therefore no longer consolidates its investment and accounts for its investment on a cost basis.

This dilution coupled with the Company's change in fiscal year end complicates comparison between periods. Any comparison between periods needs to take into consideration the aforementioned events.

Consolidated Results

The net loss for the period ended 2002 was $3.8 million (2001: $21.0 million) or $0.09 (2001: $0.58) per share. Cash outflow from operating activities was $4.1 million (2001: inflow $6.5 million) or $0.09 (2001: $0.18) per share.

Consolidated Results Excluding Carlisa

Excluding the loss attributed by Carlisa ($4.6 million) the profit for the period ended December 31, 2002 was approximately $0.8 million or $0.02 per share and cash outflow from operations was approximately $5.7 million or $0.13 per share. The cashflow from operations was negatively impacted by approximately $7.9 million being invested in inventory (excluding Carlisa's inventory) which was primarily related to the establishment of the Lonshi Copper Mine ore stockpile which contains approximately 47,500 tonnes of acid soluble copper as at period end.

Operational Summary

	2002	2001
Earnings and Cash Flow ($ millions)		
Revenue	$ 51.3	$ 138.1
Gross Margin	4.4	14.6
Net Earning (loss)	(3.8)	(21.0)
Cash-Flow (outflow) from operations	(4.1)	6.5
Earnings Per Share	($0.09)	($0.58)
Balance Sheet ($ millions)		
Cash	8.2	9.8
Working Capital	5.4	1.4
Total Assets	97.8	154.7
Long Term Debt (net of current)	20.1	28.9
Shareholder's Equity	53.5	46.3
Operational		
Bwana Copper Production (tonnes)	11,878	9,662
Sulphuric Acid Production (tonnes)	140,263	108,366
Sulphuric Acid Sold (tonnes)	88,198	62,783

Combined Bwana Mkubwa Copper Mines ("Bwana") and Lonshi Copper Mine ("Lonshi")

Processing

During the period Bwana produced 11,878 tonnes of copper (2001: 9,662 tonnes) and 140,263 tonnes of sulphuric acid (2001: 108,366 tonnes), of which 88,198 tonnes of sulphuric acid (2001: 62,783 tonnes) was sold externally. The anticipated increase in copper and acid production was as a result of commissioning the new SX/EW facility and the new acid plant at Bwana. Commissioning of the expanded SX/EW facility commenced in October 2002. It utilizes Lonshi ore as the exclusive feedstock for operations and copper production is designed to triple from 10,000 tonnes to approximately 30,000 tonnes per year. Copper production has effectively doubled during the commissioning phase from approximately 800 tonnes per month to 1600 tonnes per month however an above average rainfall during the wet season has created handling problems which has hindered the build-up.

Acid sales improved during the period after the commissioning of the second acid plant, which increased the surplus sulphuric acid available to third parties.

Mining

During the four months ended December 31, 2002 the Lonshi open pit measured and indicated resources were increased 17% to 342,181 tonnes (754 million pounds) of contained copper or 281,934 tonnes (621 million pounds) of acid soluble copper. The deposit remains open to depth and additional targets have been identified within folded geological structures along the prospective Lonshi host formations to the North and South of the existing resource.

At the Lonshi Mine, 951,084 tonnes of high grade ore at 5.42% acid soluble copper, 244,229 tonnes of low grade ore at 0.88% acid soluble copper and 4,155,839 tonnes of waste were mined for the thirteen months ended December 31, 2002.

As of December 31, 2002 approximately 1,100,000 tonnes of ore grading 4.3% acid soluble copper containing approximately 47,500 tonnes of acid soluble copper had been stockpiled for future processing and is included in inventory.

Kansanshi Copper Deposit ("Kansanshi")

In December 2002 the Company completed a Definitive Feasibility Study ("DFS") for Phase One development of Kansanshi. The study was carried out by GRD Minproc Limited of Perth, Western Australia. The following comments are based on the results contained in the DFS.

The Kansanshi project is planned to be developed in two phases of which only Phase One is considered in detail in the DFS. Phase One development (years 1-16) is forecasted to focus on open pit mining and processing of shallow oxide and mixed ores, although significant quantities of primary sulphide ore will also be treated. Measured and indicated mineral resources at a 0.5% copper cut-off are 302 million tonnes at 1.17% copper and 0.17 grams per tonne gold, while Phase One proven and probable mining reserves are 142 million tonnes grading 1.43% copper and 0.22 grams per tonne gold.

DFS Highlights – Phase I	
Estimated Capital Costs	$163.4 million
Payback Period	4.2 years
Internal Rate of Return	32.6%
Copper Price	$0.72

For the first three years of forecasted operation, 4.0 million tonnes per year of oxide and mixed ore and 2.1 million tonnes per year of sulphide ore will be mined. Ore treatment is flexible to allow for variations in ore type, and includes conventional crushing, milling, flotation, acid leaching and SX-EW to produce approximately 60,000 tonnes of copper cathode and up to 75,000 tonnes of copper in concentrates per year. As part of the Phase One development, the comminution and flotation circuit will be expanded to handle an additional 3.9 million tonnes per year of sulphide ore in year three. As a consequence, concentrate production will increase; while cathode production is maintained at approximately 60,000 tonnes per year until year eleven, before declining as weathered ore types become depleted. Concentrates will be transported to a smelter for further treatment, while the copper cathode will be sold directly to metal dealers. By-product gold is recovered both from a gravity circuit and from copper concentrates.

During the first sixteen year Phase One mine life, Kansanshi is forecast to produce 1.6 million tonnes of copper, approximately 44% as copper cathode and 56% as copper in concentrate. Owner mining cash costs are forecasted to average $0.36 per pound of copper over the first 10 years of production and $0.38 per pound of copper over the sixteen year life of Phase One. Gold production is forecast to average 25,000 ounces of gold per year.

It is anticipated that there would be additional expansions during the life of the operation. Phase Two development (nominally years 17 to 28), would focus on sulphide ores, with the possible construction of a roaster to enable SX-EW copper cathode production to continue at the 60,000 tonne per year level.

The project is forecast to employ approximately 1,300 construction personnel at its peak, with an operating workforce of approximately 600, including all contractors to the project.

Pre-production capital costs have been estimated at $163.4 million, comprised of $122.5 million in process plant and infrastructure, $23.6 million in mining equipment, $6.5 million in mine services, $5.7 million in pre-production mining and $5.1 million in owner's costs.

The Company has arranged with a banking syndicate, subject to due diligence, for a limited recourse Export and Commercial debt facility of a minimum of $120 million. The Company is also in final discussions with a number of development banks, national development banks, specialized equity funds and metal off-takers for the balance of project financing.

Financial Review

Revenues, Production and Prices

Total revenues in 2002 including interest income were $51.3 million (2001: $138.1 million). The 63% decrease principally reflects the non-consolidation on dilution of the Company's interest in Carlisa. Revenues from Bwana increased by 21% in 2002 to $29.8 million (2001: $24.6 million) as a result of commissioning the plant expansion during the four months ended December 31, 2002, increased acid sales, and the inclusion of an additional month of revenues with the change in fiscal year end.

The average copper price after realization charges at Bwana in 2002 was $0.65 per pound (2001: $0.71 per pound).

Copper production at Bwana was 11,878 tonnes (2001: 9,662 tonnes) while surplus acid production was 88,198 tonnes in 2002 (2001: 62,783 tonnes). The increase in production is attributed to the commissioning of the new SX/EW facility and the second acid plant.

Operating Cost

Cost of sales for the period ended 2002 were $46.9 million (2001: $123.5 million) with the decrease a result of the change in ownership at Carlisa. Carlisa accounted for $109.9 million of the 2001 cost of sales.

At Bwana cost of sales for 2002 were $22.5 million (2001: $13.3 million). The higher cash costs are mainly associated with mining, transporting and comminution of Lonshi ore. C1 costs were $0.27, (2001: $0.18) and C3 costs were $0.52 (2001: $0.61) per pound of copper for the period. C1 costs are cash costs including mining, processing, site administration and refining, net of by product credits, and C3 costs are total costs being C1 costs plus depreciation and amortization charges, royalties, related head office, interest costs and financing charges.

Gross Margin

Gross margin from operations was $4.4 million (2001: $14.6 million), which included losses from Carlisa of $3.4 million. At Bwana the gross margin for 2002 was $7.5 million (2001: $11.6 million) reflecting increased start-up costs as the result of the introduction of Lonshi ore into the expanded SX/EW facility.

Other Costs and Expenses

Other costs and expenses including depletion and amortization, corporate general and administrative, exploration and write-offs, foreign exchange gain, and interest and financing fees were $9.9 million in 2002 (2001: $32.5 million). In 2001, Carlisa had accounted for $8.2 million of these costs, and the 2001 costs also included the write-down of Connemara of $9.1 million.

Earnings (loss) Before Income Taxes, Non-Controlling Interests and Equity Earnings

The loss before income taxes, non-controlling interest and equity earnings was $5.5 million (2001: $17.9 million). Excluding the losses at Carlisa ($4.8 million) the loss before income taxes, non-controlling interest and equity earnings was $0.7 million for the period ended December 2002 (2001: $10.7 million). The loss in 2001 was principally due to the write-down of Connemara.

Net Earnings (loss)

Net losses were $3.8 million (2001:$21.0 million), however excluding the losses from Carlisa the Company had net earnings of approximately $0.8 million (2001: loss $14.2 million) or $0.02 (2001: loss of $0.39) per share.

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash outflow from operating activities in 2002, was $4.1 million or $0.09 per share compared to cash inflow in 2001 of $6.5 million or $0.18 per share. This was principally caused by an increase in ore in stockpiles.

Cash Flow from Financing Activities

Cash flow from financing activities in 2002 generated $22.2 million (2001: $23.4 million) which included $25.7 million from proceeds of long term debt and $11.1 million in net proceeds from the issuance of common shares and special warrants, offset by $14.7 million that was repaid on long term debt.

Cash Flow from Investing Activities

Cash flow from investing activities required $19.7 million in 2002 (2001: $22.7 million), these investing activities were primarily for the costs of Bwana's capital expansion and the Company's continued investment in Kansanshi.

Cash Resources and Liquidity

At December 31, 2002 the Company had a working capital of $5.4 million compared to $1.4 million at November 30, 2001. As at December 31, 2002, the Company had cash and cash equivalents on hand of $8.2 million (2001: $9.8 million) and an undrawn credit facility of Euro 14.0 million.

Investments

Carlisa Investment Corp.

As noted, the Company elected to dilute its interest in Carlisa which owns 90% of Mopani. By the end of the second quarter 2002 this interest had reduced from 49% to 18.8% reducing the Company's effective interest in Mopani to 16.9%. The Company is not obligated to make any further capital contributions to Carlisa.

For the thirteen months ended December 31, 2002, total finished copper production at Mopani was 110,772 tonnes (2001: 83,161 tonnes) and total cobalt production was 1,967 tonnes (2001: 1,780 tonnes). Mopani also changed its year end from November 30 to December 31 during the period.

Anvil Mining NL

First Quantum holds an 18.6% interest in Anvil Mining NL ("Anvil"), a public Company quoted on the Australian and Berlin Exchanges, the following information has been extracted from Anvil's June 2002 annual report.

In 2002, Anvil commissioned the Dikulushi Mine in the Democratic Republic of Congo. Dikulushi hosts an independently audited resource (at a 2% Cu cut-off) of 1.94 million tonnes grading 8.58% copper and 266 grams per tonne silver, 85% of which is in the measured and indicated categories. The mining operation is by open pit while heavy media separation processing of the ore is scheduled to produce 40,000 tonnes per year of high grade concentrates which are expected to average 40% copper and 1,200 grams per tonne silver, or 14,000 tonnes of copper and 1.1 million ounces of silver production per year. The concentrates are delivered to the Ongopole Smelter in Namibia.

Outlook

Commissioning of the expansion at Bwana commenced in October 2002, while construction was only completed at the end of November 2002. During the four months ending December 31, 2002, fine-tuning and optimization of the leach, filtration, solvent extraction, and electrowinning facilities, and build-up of in circuit inventory took place with the aim of reaching a production rate of 2,500 tonnes of copper cathode per month by the second quarter, 2003. An above average amount of rainfall during the wet season (November – March) created a number of material handling problems due to the clay rich nature of the Lonshi ore. These material handling issues are being addressed with modifications to the facilities. The full production rate is forecast to be achieved by the second quarter, 2003. The Company is projecting 28,700 tonnes of cathode copper production for 2003 at a C1 cost of $0.35 per pound of copper.

Exploration drilling on wholly owned exploration projects in Zambia and DRC continues. Follow up exploration programs will begin in April with publication of initial findings in the second quarter of 2003. The Company will continue to evaluate other exploration, development and mining opportunities elsewhere in the world.

Final arrangements are being made to complete a financing package for the Kansanshi Project with the goal of drawdown and initiation of construction in the second quarter. The Company has received support from our lending syndicate (Standard Bank

Group and WestLB AG) as well as the European Investment Bank, the financing institution of the European Union. Based on the results of the DFS, the Company has conditionally decided to proceed with the development of the Kansanshi Project, subject to reaching agreement with the Government of Zambia ("GRZ") on certain matters relating to the development framework of the Kansanshi Project, obtaining all necessary approvals from the GRZ, and completion of financing arrangements, all of which the Company anticipates to complete by the end of the second quarter of 2003.

Critical Accounting Policies

Reference should be made to the Company's significant accounting policies contained in note 3 of the consolidated financial statements. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Carlisa

In particular, it is important to understand the change in accounting method for the Company's investment in Carlisa. As previously mentioned, the Company now cost accounts for the investment on the basis that the Company has claimed that it no longer exercises joint control or significant influence over Carlisa. Reference should be made to note 4 of the consolidated financial statements.

Mineral Properties and Exploration Costs

Consistent with the Company's accounting policy in note 3 of the consolidated financial statements, the Company has capitalized certain costs associated with exploration and development activities. It is the Company's policy to expense any exploration and associated costs relating to non-specific projects and properties. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. No costs are deferred on a mineral property that is considered to have an impairment in value. As at December 31, 2002, the Company has deferred development and acquisition costs on Kansanshi of $14.9 million and has deferred exploration costs of approximately $1 billion associated with exploration properties in the DRC and Zambia.

Environmental Provisions

Expenditures related to ongoing environmental and reclamation activities are expensed as incurred, unless previously accrued. Environmental reclamation and closure costs are estimated when reasonably determinable, based on current regulatory requirements and are provided for over the estimated life of the ore-body on a units of production basis.

Estimates, Risks and Uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Realization of the Company's assets is subject to risks and uncertainties, including reserve estimation; future copper, cobalt, sulphuric acid and gold prices; estimated costs of future production; changes in government legislation and regulations; and the availability of financing and various operational factors.

Risk Factors

The Company's operations and results are subjected to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding mining and processing, mine development, copper prices, estimation of carrying values, government and environmental regulations, international operations, health, currency, inflation, key personnel, share market and capital requirements risks. For a full understanding of these risks and others, reference should be made to the Company's 'Annual Information Form'.

Forward Looking Statements

Certain information contained in the Management's Discussion and Analysis constitutes "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company's hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper, gold, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.